

Southwestern Energy Company

2350 N. Sam Houston Parkway East
Suite 300
Houston, Texas 77032
(281) 618-4700 Fax: (281) 618-4820

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES FIRST QUARTER 2003 RESULTS

Higher Earnings and Improved Balance Sheet Highlight Quarter

Houston, Texas – April 24, 2003...Southwestern Energy Company (NYSE: SWN) today reported net income of $13.6 million, or $0.47 per diluted share, for the first quarter of 2003, up from $6.7 million, or $0.26 per share, for the same period in 2002. Included in our results for the first quarter of 2003 was a $0.9 million after-tax charge ($.03 per share) related to the adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations." Our discretionary cash flow (1) was $36.7 million during the first quarter of 2003, compared to $25.9 million in the first quarter of 2002. The increases in our earnings and cash flow resulted primarily from higher realized gas and oil prices, partially offset by lower production volumes.

"Our first quarter results were marked by several significant achievements. Our quarterly financial results were the second highest in the Company's history; we successfully completed an equity offering raising net proceeds of $103.3 million and significantly improving our balance sheet; and we began in earnest an accelerated development program of our Overton Field in East Texas which we believe will lead to significant production and reserve growth over the next few years," stated Harold M. Korell, President and Chief Executive Officer of Southwestern Energy. "We made excellent progress in executing our business strategy during the first quarter and we expect that 2003 will be a record year of financial and operating performance for Southwestern."

Higher Commodity Prices Fuel Improved Results

Operating income for our exploration and production segment was $18.9 million for the three months ended March 31, 2003, up from $7.3 million for the same period in 2002. The increase in operating income resulted from higher gas and oil prices, which were both up over 50% from the prior year period. Our average realized gas price was $4.15 per thousand cubic feet (Mcf) for the first quarter of 2003, compared to $2.76 per Mcf during the first quarter of 2002, while our average realized oil price was $27.69 per barrel compared to $17.41 per barrel for the same period of 2002. Our commodity hedging activities lowered our average gas price by $2.26 per Mcf during the first quarter of 2003. On a

comparative basis, our hedging activities had the effect of increasing our average gas price during the first quarter of 2002 by $0.44 per Mcf. Our hedging activities also lowered our average oil price by $4.37 per barrel during the first quarter of 2003 and $1.48 per barrel during the same period in 2002.

Gas and oil production for the three months ended March 31, 2003 was 8.9 Bcfe, compared to 9.5 Bcfe for the fourth quarter of 2002 and 10.3 Bcfe in the first quarter of 2002. The comparative decreases in our production resulted from declines experienced in our South Louisiana properties during the last half of 2002, combined with the loss of production resulting from the sale of our Mid-Continent properties in November 2002. We expect our production to increase during the remainder of the year as we begin to see the impact of accelerating the development drilling at our Overton Field in East Texas and as we continue to execute our capital plan in our other core operating areas. Our 2003 oil and gas production target is 42 – 44 Bcfe, compared to 40.1 Bcfe produced during 2002.

Lease operating expenses per Mcfe for this business segment were $0.42 for the first quarter of 2003, compared to $0.43 for the same period in 2002. Taxes other than income taxes per Mcfe were $0.27 for the first three months of 2003, compared to $0.15 in the first three months of 2002. Severance taxes per Mcfe increased during the quarter due to higher average prices received for our production. The combined total operating costs and expenses for the exploration and production segment in the first three months of 2003 were approximately the same as in the prior year as higher general and administrative expenses and increased severance taxes were offset by lower production expenses and lower depreciation, depletion and amortization expense. The increase in general and administrative expenses in 2003 resulted from increased pension, insurance and salary costs.

Successful Offering Improves Balance Sheet and Accelerates Overton Development

During the first quarter of 2003, we completed the sale of 9,487,500 shares of our common stock. Aggregate net proceeds from the equity offering of approximately $103.3 million were used to repay borrowings under our revolving credit facility. We intend to reborrow the repaid amounts as necessary to fund the acceleration of the development of our Overton Field in East Texas and for general corporate purposes. As a result of the successful equity offering our debt-to-capital ratio dropped from 66% at December 31, 2002, down to 44% at March 31, 2003.

"The results at our Overton Field have been very positive over the last two years," stated Korell. "To date we have drilled a total of 43 wells in the field with a 100% success rate. Continued downspacing should allow us to invest approximately $150 million to drill approximately 100 wells in the area over the next two years."

During the first quarter of 2003, we participated in 30 wells that included 15 producers, 2 dry holes and 13 wells that were still in progress at March 31, 2003. Included were 10 wells that were completed in our infill-drilling program at the Overton Field. At our Overton Field, we continue to set production highs for the field as a result of our accelerated drilling program. At year-end, gross production from the field was approximately 27 MMcf per day. Currently, production is approximately 43 MMcf per day. We are also continuing to employ new technology to lower our drilling time and costs, and improve recoveries. As a result of our improving efficiencies we now anticipate that we will drill 53 wells at Overton in 2003, up from our original estimate of 47 wells.

In the Arkoma Basin, we participated in ten wells in the first quarter of 2003, in contrast with the two wells that we drilled in the first quarter of 2002. Of the ten wells, three were successful, two were dry, and 5 were still in progress.   One successful well of note is our Yandell #2-7 well located in the Ranger Anticline area of Yell County, Arkansas. This well, which is currently on production, tested at a rate of 6.0 MMcf per day from 145 feet of Upper Borum pay at a depth of approximately 5,500 feet. Southwestern operates this well with a 65% working interest. We believe that the Ranger Anticline area has significant remaining development potential.

Our Board of Directors has authorized an increase in the capital budget for our E&P segment from $137.1 million to $150.0 million, bringing our total planned capital expenditures to approximately $158.6 million for 2003. The increased capital investments are targeted toward drilling six additional wells at the Company's Overton Field in East Texas and for additional drilling in the Arkoma Basin in Arkansas, to begin down-spacing our Ranger Anticline area.

During the first quarter of 2003 we drilled an exploratory test at our Jericho prospect located in Lafayette Parish, Louisiana. The well was targeting Frio sands at 14,300 feet and encountered 175 feet of sand, but the main pay objective was wet. The well was subsequently completed uphole in the Marg Vag zone at 10,000 feet and tested 3.2 MMcf per day and 192 Bopd with a flowing tubing pressure of 3,191 psig. We operate this well with a 21% working interest. We are currently drilling a sidetrack on our Shiloh prospect in Vermilion Parish, Louisiana. This well is targeting the Cris R sand at approximately 14,000 feet. The targeted zone was faulted out in the original wellbore and the sidetrack is designed to move the well's original bottom hole location and penetrate the objective sand. We expect to spud a second development well in our North Grosbec Field in Assumption Parish, Louisiana, in May. The Brown-Sonnier #1 well is targeting the P-10 sand at a total depth of 17,200 feet. We hold a 33% working interest in this well. Current gross production from the North Grosbec Field is 15.4 MMcf per day and 550 Bopd. We also expect to spud our first Lake Salvador exploration test during the second quarter. The Coleburn prospect, located in Jefferson Parish, Louisiana, will target the Tex W zone at 12,700 feet. We will operate this well with a 50% working interest.

<u>Utility Operating Income Declines Due to Increased Costs</u>

Operating income for our utility systems was $8.0 million in the first quarter of 2003, down 8% from $8.7 million for the same period in 2002. The decrease was primarily due to increased operating costs and expenses, partially offset by the sales margin from increased deliveries due to colder weather during the first quarter of 2003. Operating costs and expenses were higher than the comparable period of the prior year due to increased general and administrative expenses that resulted from increased pension, insurance and salary costs. Weather in our utility's service territory during the first quarter was 6% colder than normal and 11% colder than the prior year. We filed an $11.0 million rate increase request with the Arkansas Public Service Commission in November 2002. The APSC has set a hearing date for our request on July 22, 2003 and we expect that any increase granted will be effective in September 2003.

<u>Marketing and Other Operations Contribute to Improved Results</u>

Our marketing operations reported operating income of $0.7 million for the three months ended March 31, 2003, compared to $0.8 million in the first quarter of 2002. Our marketing and transportation operations relate primarily to the marketing of our own gas production and some third-party gas that is sold primarily to industrial customers connected to our gas distribution systems. Our unregulated storage operations contributed $2.7 million to our improved operating results during the first quarter of 2003 as the result of sales of stored gas. Additionally, our results for the first quarter included a pre-tax gain of $1.5 million related to our NOARK partnership, compared to a loss of $0.2 million for the same period in 2002. The gain primarily related to the sale of a non-strategic portion of NOARK's pipeline.

<u>Southwestern Updates Guidance for 2003</u>

The following statements regarding estimates for the year 2003 are considered to be forward-looking statements and our actual financial and operating results could differ materially from those projected as a result of certain factors listed at the end of this press release. Further, these projections do not reflect the potential impact of unknown events that may occur subsequent to this press release.

The following table demonstrates different NYMEX price scenarios and their corresponding estimated impact on our results for 2003, including current hedges in place, and incorporates our results for the first quarter of 2003:

NYMEX Commodity Prices	Earnings	Operating Income	Discretionary Cash Flow [1]	EBITDA [2]
$4.25 Gas $24.50 Oil	$33 – $36 Million	$76 – $79 Million	$117 – $120 Million	$134 – $137 Million
$5.00 Gas $28.00 Oil	$45 – $48 Million	$95 – $98 Million	$136 – $139 Million	$152 – $155 Million

(1) Discretionary cash flow is defined as net cash flow provided by operating activities before changes in working capital. The table below reconciles discretionary cash flow with net cash provided by operating activities as derived from our financial information.

	1st Quarter	
	2003	2002
Net cash provided by operating activities	$ 38,572	$ 21,352
Add back (deduct):		
Change in operating assets and liabilities	(1,886)	4,532
Discretionary cash flow	$ 36,686	$ 25,884

(2) EBITDA is defined as net income plus interest, income tax expense, depreciation, depletion and amortization. We have included information concerning EBITDA because certain investors use it as a measure of the ability of a company to service or incur indebtedness and because it is a financial measure commonly used in the energy industry. EBITDA should not be considered in isolation or as a substitute for net income, net cash provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity. EBITDA as defined above may not be comparable to similarly titled measures of other companies. We believe that net cash provided by operating activities is the financial measure calculated and presented in accordance with generally accepted accounting principles that is most directly comparable to EBITDA as defined. The table below reconciles EBITDA with net cash provided by operating activities as derived from our financial information.

	1st Quarter	
	2003	2002
Net cash provided by operating activities	$ 38,572	$ 21,352
Add back (deduct):		
Change in operating assets and liabilities	(1,886)	4,532
Ineffectiveness of cash flow hedges	(914)	-
Equity in (income) loss of NOARK Partnership	1,482	(200)
Minority interest in partnership	(765)	(293)
Pre-tax cumulative effect of adoption of accounting principle	(1,379)	-
Interest expense (net of amortization of debt expense)	4,685	5,123
EBITDA	$ 39,795	$ 30,514

Our executive management team will host a teleconference call on Friday, April 25th at 10:00 a.m. EST to discuss our first quarter 2003 results. The toll-free number to call is 800-888-5452 and the reservation number is 502347. The teleconference can also be heard "live" over the Internet at our website:

http://www.swn.com. RealPlayer 8 Basic is required to listen to the teleconference and can be downloaded from the website.

Southwestern Energy Company is an independent energy company primarily focused on the exploration for and production of natural gas. Additional information on the Company can be found on the Internet at http://www.swn.com.

Contacts:	**Greg D. Kerley**	**Brad D. Sylvester, CFA**
	Executive Vice President	**Manager, Investor Relations**
	and Chief Financial Officer	**(281) 618-4897**
	(281) 618-4803	

All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, but are not limited to, the timing and extent of changes in commodity prices for gas and oil, the timing and extent of the Company's success in discovering, developing, producing, and estimating reserves, property acquisition or divestiture activities that may occur, the effects of weather and regulation on the Company's gas distribution segment, increased competition, legal and economic factors, governmental regulation, the financial impact of accounting regulations and critical accounting policies, changing market conditions, the comparative cost of alternative fuels, conditions in capital markets and changes in interest rates, availability of oil field services, drilling rigs, and other equipment, as well as various other factors beyond the Company's control, and any other factors listed in the reports the Company has filed with the Securities and Exchange Commission. A discussion of these and other factors affecting the Company's performance is included in the Company's periodic reports filed with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2002.

Financial Summary Follows

# # #

OPERATING STATISTICS (Unaudited)

Southwestern Energy Company and Subsidiaries

	Three Months	
Periods Ended March 31	**2003**	2002
Exploration & Production		
Production		
Affiliated gas sales (MMcf)	**1,666**	1,851
Unaffiliated gas sales (MMcf)	**6,435**	7,380
Total gas production (MMcf)	**8,101**	9,231
Oil production (MBbls)	**125**	183
Total equivalent production (MMcfe)	**8,851**	10,329
Commodity Prices		
Average realized gas price per Mcf	**$4.15**	$2.76
Average realized oil price per Bbl	**$27.69**	$17.41
Operating Expenses per Mcfe		
Lease operating expenses	**$0.42**	$0.43
Taxes, other than income taxes	**$0.27**	$0.15
General and administrative expenses	**$0.44**	$0.27
Full cost pool amortization	**$1.18**	$1.16
Marketing		
Gas volumes marketed (MMcf)	**8,516**	12,276
Gas Distribution		
Deliveries (Bcf)		
Sales volumes	**8.2**	7.8
End-use transportation	**2.5**	2.3
Off-system transportation	**-**	-
Total deliveries	**10.7**	10.1
Average number of customers	**140,549**	138,071
Average sales rate per Mcf	**$6.77**	$5.98
Heating weather - degree days	**2,275**	2,049
- percent of normal	**106%**	95%

STATEMENTS OF OPERATIONS (Unaudited)

Southwestern Energy Company and Subsidiaries

Periods Ended March 31		Three Months 2003	2002
		(in thousands, except share/per share amounts)	
Operating Revenues			
Gas sales	$	**77,707**	$ 66,986
Gas marketing		**12,606**	9,702
Oil sales		**3,459**	3,183
Gas transportation and other		**4,883**	1,787
		98,655	81,658
Operating Costs and Expenses			
Gas purchases - utility		**27,048**	24,768
Gas purchases - marketing		**11,558**	8,673
Operating expenses		**9,046**	9,558
General and administrative expenses		**7,883**	5,790
Depreciation, depletion and amortization		**12,383**	13,870
Taxes, other than income taxes		**3,063**	2,160
		70,981	64,819
Operating Income		**27,674**	16,839
Interest Expense			
Interest on long-term debt		**4,927**	5,354
Other interest charges		**385**	322
Interest capitalized		**(365)**	(291)
		4,947	5,385
Other Income (Expense)		**1,422**	(242)
Income Before Income Taxes, Minority Interest & Accounting Change		**24,149**	11,212
Minority Interest in Partnership		**(765)**	(293)
Income Before Income Taxes & Accounting Change		**23,384**	10,919
Provision for Income Taxes - Deferred		**8,887**	4,204
Income Before Accounting Change		**14,497**	6,715
Cumulative Effect of Adoption of Accounting Principle		**(855)**	-
Net Income	$	**13,642**	$ 6,715
Basic Earnings Per Share:			
Income Before Accounting Change		**$0.51**	$0.26
Cumulative Effect of Adoption of Accounting Principle		**(0.03)**	-
Net Income		**$0.48**	$0.26
Diluted Earnings Per Share:			
Income Before Accounting Change		**$0.50**	$0.26
Cumulative Effect of Adoption of Accounting Principle		**(0.03)**	-
Net Income		**$0.47**	$0.26
Weighted Average Common Shares Outstanding:			
Basic		**28,138,469**	25,499,294
Diluted		**28,991,295**	25,859,247

BALANCE SHEETS (Unaudited)

Southwestern Energy Company and Subsidiaries

Page 3 of 5

March 31	2003	2002
(in thousands)		
ASSETS		
Current Assets	$ 78,163	$ 75,959
Investments	14,269	15,338
Property, Plant and Equipment, at cost	1,317,634	1,242,433
Less: Accumulated depreciation, depletion and amortization	667,053	619,581
	650,581	622,852
Other Assets	16,700	13,533
	$ 759,713	$ 727,682
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities	$ 82,732	$ 69,710
Long-Term Debt	225,000	342,700
Deferred Income Taxes	122,691	117,815
Other Liabilities	24,181	6,969
Commitments and Contingencies		
Minority Interest in Partnership	13,265	13,294
Shareholders' Equity		
Common stock, $.10 par value; authorized 75,000,000 shares, issued 37,225,584 shares	3,723	2,774
Additional paid-in capital	121,392	19,358
Retained earnings	211,630	190,392
Accumulated other comprehensive income (loss)	(21,342)	(7,825)
	315,403	204,699
Less: Common stock in treasury, at cost, 1,693,206 shares in 2003 and 2,158,379 shares in 2002	18,864	24,045
Unamortized cost of restricted shares issued under stock incentive plan, 498,664 shares in 2003 and 422,203 shares in 2002	4,695	3,460
	291,844	177,194
	$ 759,713	$ 727,682

STATEMENTS OF CASH FLOWS (Unaudited)
Southwestern Energy Company and Subsidiaries

	Three Months	
Periods Ended March 31	**2003**	2002
	(in thousands)	
Cash Flows From Operating Activities		
Net income	**$ 13,642**	$ 6,715
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation, depletion and amortization	**13,105**	14,472
Deferred income taxes	**8,887**	4,204
Ineffectiveness of cash flow hedges	**914**	-
Equity in (income) loss of NOARK partnership	**(1,482)**	200
Minority interest in partnership	**765**	293
Cumulative effect of adoption of accounting principle	**855**	-
Change in operating assets and liabilities	**1,886**	(4,532)
Net cash provided by operating activities	**38,572**	21,352
Cash Flows From Investing Activities		
Capital expenditures	**(30,369)**	(21,369)
Distribution from NOARK partnership	**2,500**	-
Decrease in gas stored underground	**4,391**	4,047
Other items	**749**	944
Net cash used in investing activities	**(22,729)**	(16,378)
Cash Flows From Financing Activities		
Issuance of common stock	**103,301**	-
Payments on revolving long-term debt	**(147,500)**	(75,600)
Borrowings under revolving long-term debt	**30,100**	68,300
Change in bank drafts outstanding	**(616)**	-
Proceeds from exercise of common stock options	**963**	-
Net cash used in financing activities	**(13,752)**	(7,300)
Increase (decrease) in cash	**2,091**	(2,326)
Cash at beginning of year	**1,690**	3,641
Cash at end of period	**$ 3,781**	$ 1,315

SEGMENT INFORMATION (Unaudited)

Southwestern Energy Company and Subsidiaries

	Exploration and Production	Gas Distribution	Marketing, Transportation and Other	Eliminations	Total
			(in thousands)		
Quarter Ending March 31, 2003					
Revenues	**$ 39,736**	**$ 57,507**	**$ 48,032**	**$ (46,620)**	**$ 98,655**
Gas purchases	**-**	**38,167**	**46,873**	**(46,434)**	**38,606**
Operating expenses	**3,727**	**5,385**	**-**	**(66)**	**9,046**
General and administrative expenses	**3,865**	**3,772**	**366**	**(120)**	**7,883**
Depreciation, depletion & amortization	**10,814**	**1,534**	**35**	**-**	**12,383**
Taxes, other than income taxes	**2,393**	**644**	**26**	**-**	**3,063**
Operating Income	**$ 18,937**	**$ 8,005**	**$ 732**	**$ -**	**$ 27,674**
Capital Investments	**$ 28,448**	**$ 1,841**	**$ 80**	**$ -**	**$ 30,369**
Quarter Ending March 31, 2002					
Revenues	$ 28,420	$ 48,457	$ 26,735	$ (21,954)	$ 81,658
Gas purchases	-	29,618	25,594	(21,771)	33,441
Operating expenses	4,480	5,143	-	(65)	9,558
General and administrative expenses	2,831	2,832	245	(118)	5,790
Depreciation, depletion & amortization	12,280	1,565	25	-	13,870
Taxes, other than income taxes	1,499	636	25	-	2,160
Operating Income	$ 7,330	$ 8,663	$ 846	$ -	$ 16,839
Capital Investments	$ 19,881	$ 1,348	$ 140	$ -	$ 21,369